Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of SSR Mining Inc. of our report dated February 17, 2021, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-219848), S-8 (File No. 333-185498), S-8 (File No. 333-196116), S-8 (File No.333-198092) and S-8 (File No.333-248813) of SSR Mining Inc. of our report dated February 17, 2021 referred to above. We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2021